Management’s Discussion & Analysis

For the three and nine months ended September 30, 2017 and 2016

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated November 2, 2017 of Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three and nine months ended September 30, 2017 and 2016. This MD&A should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) and related notes as at and for the three and nine months ended September 30, 2017 and 2016 and the Company’s audited consolidated financial statements as at December 31, 2016, December 31, 2015, April 30, 2015 and April 30, 2014, as well as for the year ended December 31, 2016, the eight months ended December 31, 2015 and the year ended April 30, 2014, which were prepared in accordance with International Financial Reporting Standards (“IFRS”).

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2016. Additional information including this MD&A, Interim Financial Statements for the three and nine months ended September 30, 2017, the audited consolidated financial statements for the year ended December 31, 2016, the Company’s Annual Information Form for the year ended December 31, 2016, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce, operating cash costs and operating cash cost per ounce sold, all-in sustaining cost per ounce sold (“AISC”), free cash flows, adjusted net earnings, adjusted net earnings per share, working capital and earnings before interest, taxes, depreciation and amortization (“EBITDA”). In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a subtitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Year to Date (“YTD”); Property, Plant and Equipment (“PPE”); Gold (“Au”); Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Kilometre (“km”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”).

COMPARATIVE INFORMATION

During the year ended December 31, 2016, the Company (as Kirkland Lake Gold Inc.) completed two separate business combinations: a plan of arrangement with Newmarket Gold Inc. (“Newmarket”) which closed on November 30, 2016 and the acquisition of St Andrew Goldfields Ltd. (“St Andrew”), which closed on January 26, 2016. The results of operations for Newmarket and St Andrew are only included from their respective dates of acquisition. For more information please refer to the “Business Overview” section in this MD&A.

CHANGE IN REPORTING CURRENCY

The Company retrospectively changed its reporting currency from Canadian dollars to United States (“U.S.”) dollars for financial periods ending December 31, 2016 and after. See note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2016 filed on SEDAR for further details. All amounts are presented in U.S. dollars ("$") unless otherwise stated, and financial statement amounts for comparative periods previously presented in Canadian dollars have been restated to U.S. dollars. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

1|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

2|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a mid-tier, Canadian and U.S.-listed, gold producer with four wholly owned underground operating mines in Canada and Australia. The Company’s production profile is anchored by two high-grade, low-cost operations: the Macassa Mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville Mine (“Fosterville”) located in the state of Victoria, Australia. Kirkland Lake Gold also realizes additional gold production from its Taylor (“Taylor”) and Holt (“Holt”) mines located in northeastern Ontario. In addition, the Company’s business portfolio also includes three wholly owned mines currently on care and maintenance. The Cosmo Mine (“Cosmo”) in the Northern Territory of Australia was placed on care and maintenance effective June 30, 2017, while the Holloway Mine (“Holloway”) in Northeastern Ontario and Stawell Mine (“Stawell”) in Victoria, Australia were both placed on care and maintenance in December 2016.

The Company also has a pipeline of growth projects and strategic investments and continues to conduct extensive exploration on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of mineral resources and reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and cultivating a position within the mining industry as a sustainable, leading low-cost gold producer. Through the advancement of its exploration and development project pipeline and by maintaining a large resource and reserve base of quality assets, Kirkland Lake Gold is focused on developing future production growth. The Company believes that the potential to identify new sources of production through exploration success, extending mine life at existing deposits, and utilizing excess milling capacity at each of its operations can support future organic growth to increase value for its shareholders.

In addition, Kirkland Lake Gold makes strategic investments in the common shares of other public issuers in instances where the Company can gain exposure to prospective mineral properties that offer the potential for future profitable gold production. In the event that the prospective mineral properties owned by a public issuer in which Company invests results in the establishment of an economic deposit, the Company’s intention would be to acquire ownership of the deposit.

On November 30, 2016, Kirkland Lake Gold Inc. (“Old Kirkland Lake Gold”) completed a plan of arrangement with Newmarket (the “Newmarket Arrangement”). As a result of the Newmarket Arrangement, Old Kirkland Lake Gold became a wholly-owned subsidiary of Newmarket, and Newmarket was subsequently renamed Kirkland Lake Gold Ltd. The Newmarket Arrangement was considered a business combination under IFRS with Old Kirkland Lake Gold being the acquirer for accounting purposes.

Effective December 6, 2016, Kirkland Lake Gold’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “KL” and began trading on the OTCQX under the symbol “KLGDF” effective January 19, 2017. Effective August 16, 2017, the Company’s common shares began trading on the New York Stock Exchange under the symbol “KL” and, concurrent with this listing, was de-listed from the OTCQX. Prior to December 6, 2016, Newmarket Gold Inc. (“Newmarket”) was trading on the TSX under the symbol “NMI” and on the OTCQX under the symbol “NMKTF”. The Company also has unsecured convertible debentures of Old Kirkland Lake Gold, the C$62.1 million 7.5% debentures (the “7.5% Debentures”), which trade on the TSX under the symbols KLG.DB.A. The Company repaid its C$56.8 million 6% unsecured convertible debentures (the “6% Debentures”) from existing cash resources on June 30, 2017, the maturity date for the issue. Further information about Kirkland Lake Gold can be found in the Company’s regulatory filings, including the Annual Information Form for the year ended December 31, 2016, available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com.

On January 26, 2016, Old Kirkland Lake Gold acquired all the issued and outstanding common shares of St Andrew pursuant to a plan of arrangement (the “St Andrew Arrangement”). As a result of the St Andrew Arrangement, Old Kirkland Lake Gold acquired the Holt, Holloway, and Taylor Mines (collectively, the “Holt Mine Complex”). The St Andrew Arrangement was considered a business combination under IFRS with Old Kirkland Lake Gold being the acquirer for accounting purposes.

During the third quarter of 2017, the Company invested C$74.9 million to acquire an aggregate 25.8 million common shares of Novo Resources Corp. (“Novo”), representing an 18.2% ownership interest at the time of acquisition. As part of a private placement transaction to purchase common shares of Novo, the Company also acquired 14,000,000 common share purchase warrants, each entitling the Company to acquire a common share of Novo at a price of C$6.00 until September 6, 2020, subject to certain acceleration rights held by Novo. Novo is a junior exploration company that controls a 12,000 km2 land package in the Pilbara Region of Western Australia, where the results of bulk sampling from trenches has included the excavation of gold nuggets near surface over an eight-kilometre strike length. Exploration drilling was recently undertaken at high-priority targets within the Pilbara land package.

The comparative information in this MD&A and for the Interim Financial Statements for the three and nine months ended September 30, 2016 is that of Old Kirkland Lake Gold, restated to be presented in US dollars, with the results of operations of St Andrew consolidated from the date of acquisition, being January 26, 2016.

3|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL AND OPERATIONAL HIGHLIGHTS

The following is a summary of the Company’s financial and operational results for the three months ended September 30, 2017 (“Q3 2017”). Comparisons to the third quarter of 2016 (“Q3 2016”) do not include the Company’s Australian operations, which were added upon the completion of the Newmarket Arrangement on November 30, 2016. Comparisons to the second quarter of 2017 (“Q2 2017”) include both the Canadian and Australian operations, with the only change being the placement of the Cosmo Mine on care and maintenance effective June 30, 2017. A more detailed analysis is provided throughout this MD&A.

Three Months Ended September 30, 2017 Highlights

▪

Quarterly gold production of 139,091 ounces in Q3 2017 increased 80% from the 77,274 ounces produced in Q3 2016 when consolidated production included only the Company’s Canadian operations. Q3 2017 production compared to record quarterly production of 160,305 ounces in Q2 2017, with the change reflecting the suspension of operations at the Cosmo Mine effective June 30, 2017, and lower production at Fosterville, to 61,535 ounces from 77,069 ounces in Q2 2017, with the latter being the highest level of quarterly production in the mine’s history. The reduction from the previous quarter reflected a lower average mill grade and reduced throughput. These factors were partially offset by a 5% increase in production at Macassa in Q3 2017, to 48,206 ounces, reflecting higher average grades.

▪

Revenue for the quarter totaled $176.7 million, 75% higher than Q3 2016 reflecting an 81% increase in gold sales, to 137,907 ounces. The significant increase in gold sales more than offset the impact of a 3% reduction in the average realized gold price, to $1,281 per ounce from $1,321 per ounce for the same period a year earlier. Q3 2017 revenue compared to revenue of $189.9 million in Q2 2017, reflecting a reduction in gold sales to 137,908 ounces from 151,208 ounces the previous quarter. The average realized price in Q3 2017 increased 2% from $1,256 per ounce in Q2 2017.

▪	Production costs totaled $66.5 million in Q3 2017 compared to $41.3 million for the same period in 2016 and $72.9 million the previous quarter.

▪

Operating cash costs per ounce sold(1) averaged $482 in Q3 2017, an 11% improvement from Q3 2016 mainly reflecting higher mill grades compared to a year ago (10.1 grams per tonne versus 8.2 grams per tonne in Q3 2016) due largely to the inclusion the Company’s Australian operations in Q3 2017 results, as well as the impact of higher average grades at Macassa compared to the same period a year earlier. Q3 2017 operating cash costs were unchanged from $482 per ounce sold the previous quarter. Operating cash costs per ounce sold for the Australian operations improved quarter over quarter, largely due to the suspension of operations at the Cosmo Mine effective June 30, 2017, while operating cash costs from the Canadian operations were similar to the Q2 2017 level.

▪

AISC per ounce sold(1) for the Q3 2017 averaged $845, a 13% improvement from Q3 2016, largely reflecting the inclusion of the Australian operations in Q3 2017. AISC per ounce sold for the Company’s Canadian operations were largely unchanged from the same period a year earlier. AISC in Q3 2017 compared to $729 per ounce sold the previous quarter, with the change largely related to fewer ounces sold, higher levels of sustaining capital expenditures and stronger Canadian and Australian dollars during Q3 2017.

▪

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)(1) totaled $98.1 million, a $52.8 million or 116% increase from Q3 2016 and a $6.8 million or 7% improvement from the previous quarter.

▪

Net earnings in Q3 2017 were $43.8 million ($0.21 per basic share). Net earnings for the quarter increased 132% from $18.9 million ($0.16 per basic share) in Q3 2016. Contributing to the increase in net earnings was $21.3 million of other income mainly related to a $19.2 million mark-to-market gain on fair valuing the Company’s 14,000,000 common share purchase warrants in Novo, as well as the impact of higher revenue and improved unit operating costs. These factors more than offset the impact of increased depletion and depreciation expenses as well as significantly higher exploration spending compared to the same period in 2016. Net earnings in Q3 2017 compared to net earnings of $34.6 million ($0.17 per basic share) in Q2 2017, with the increase primarily related to higher levels of other income, which more than offset the impact of lower revenue in Q3 2017. Adjusted net earnings(1) in Q3 2017 totaled $30.0 million compared to $21.2 million in Q3 2016 and $35.6 million in Q2 2017, with the difference between net earnings and adjusted net earnings mainly related to the above-mentioned gain on the Novo warrants.

▪

Free cash flow:(1) Cash flow from operating activities and free cash flow for Q3 2017 totaled $66.8 million(1) and $31.5 million, representing increases of 44% and 21% from Q3 2016, respectively. Cash flow from operating activities and free cash flow in Q3 2017 compared to $71.0 million and $44.8 million, respectively, in Q2 2017.

4|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

▪

Solid financial position: As at September 30, 2017, the Company had cash and cash equivalents of $210.5 million, which compared to cash and cash equivalents of $234.9 million at December 31, 2016 and cash and cash equivalents of $267.4 million at June 30, 2017. During Q3 2017, the Company invested approximately $61.0 (C$74.9) million to acquire an aggregate of 25.8 million shares of Novo, representing an 18.2% ownership interest in the Company at the time of purchase. In addition, the Company continued to repurchase Kirkland Lake Gold common shares through the Company’s Normal Course Issuer Bid (“NCIB”) during Q3 2017. To September 30, 2017, a total of approximately 3.9 million common shares had been repurchased through the NCIB for a total amount of approximately $39.5 million (C$50.3 million). Subsequent to the end of the third quarter, an additional 936,500 common shares have been repurchased for a total amount of approximately $12.4 (C$15.5) million.

▪

Exploration expense in Q3 2017 totaled $16.9 million, an increase of $12.2 million from Q3 2016 and $5.3 million higher than in Q2 2017. During Q3 2017, the Company announced that underground Mineral Reserves at Fosterville had more than doubled to 1,030,000 ounces, with the average Mineral Reserve Grade increasing 83%, to 17.9 grams per tonne. Contributing to the increased Mineral Reserve was the newly-named Swan Zone, which includes 532,000 ounces of Mineral Reserves at an average grade of 58.8 grams per tonne gold. Following release of the updated Mineral Reserve, the Company announced new drill results at Fosterville, including new high-grade, visible-gold bearing intersections up to 90 metres below the existing Swan Zone Mineral Reserve. At Taylor, drill results released in Q3 2017 continued to intersect high-grade gold mineralization to the east of the Shaft Deposit, and continued to achieve encouraging results, both below the East and West Porphyry deposits and in a gap between the West Porphyry and Shaft deposits. At Macassa, drilling in Q3 largely focused on infill drilling of a 259 metre extension of the South Mine Complex announced late in Q2 2017.

▪

Quarterly dividend increased: On March 29, 2017, the Company announced plans to introduce a quarterly dividend of C$0.01 per common share (C$0.04 per common share annually), with the first dividend payment being made on July 14, 2017. The second quarterly dividend payment, aggregating C$2.1 million, was made on October 16, 2017 to shareholders of record on September 29, 2017. On November 2, 2017, the Company announced an increase in the quarterly dividend to $0.02 per common share effective for shareholders of record December 29, 2017.

▪

Novo investment: During Q3 2017, the Company invested $61.0 million (C$74.9 million) in Novo to acquire 25.8 million common shares and 14.0 million common share purchase warrants. The common shares represented an 18.2% ownership position in Novo at the time of acquisition. Based on the performance of Novo’s common shares to September 30, 2017, the Company recorded non-cash, pre-tax gains of $99.5 million in Q3 2017 related to the fair valuing of the Company’s investment in Novo. Of the gains, $80.3 million ($69.7 million net of tax) related to the Company’s 25.8 million common shares and was recorded in other comprehensive income, while $19.2 million ($14.1 million net of tax) related to the warrants and was recorded in net earnings.

(1) See “Non-IFRS Measures” set out starting on page 27 of this MD&A for further details.

PERFORMANCE AGAINST 2017 GUIDANCE

At September 30, 2017, Kirkland Lake Gold was on track to achieve the Company’s full-year consolidated 2017 guidance. A number of improvements have been made to guidance during 2017. Guidance for consolidated production and AISC have been improved twice after beginning the year at 500,000 – 525,000 ounces and $950 – $1,000 per ounces sold, respectively. Consolidated production and AISC guidance was improved to 530,000 – 570,000 ounces and $850 – $900 per ounce sold with the release of the Company’s first quarter results on May 4, 2017, and was then improved to 570,000 – 590,000 ounces and $800 – $850 per ounce sold with the release of the second quarter results on August 2, 2017. The revisions to production and AISC guidance resulted from improving grades at Fosterville and the expectation of higher tonnes mined and milled at Macassa. Other revisions to consolidated guidance during 2017 include an improvement to operating cash costs per ounce sold from $625 – $675 to $475 – $525 on May 4, 2017, and a revision to sustaining and growth capital expenditure guidance from $180 – $200 million to $160 – $180 million on August 2, 2017. (For more information on the revisions to guidance announced on August 2, 2017 and May 4, 2017 see the MD&As for the periods ended March 31, 2017 and June 30, 2017.)

5|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

2017 Guidance(1) (as at August 2, 2017)

	Canadian Mines			Australian Mines

($ millions unless otherwise stated)	Macassa	Holt	Taylor	Fosterville	Cosmo	Consolidated
Gold production (oz)	190,000 to 195,000	65,000 to 70,000	50,000 to 55,000	250,000 to 260,000	20,000	570,000 to 590,000
Operating cash costs/ounce sold (2)	$520 - $550	$670 - $725	$450 - $525	$260 - $280	$1,500 - $1,600	$475 - $525
AISC/ounce sold(2)						$800 - $850
Operating cash costs(2)						$270 - $280
Royalty costs						$20 - $25
Sustaining and growth capital						$160 - $180
Exploration expenditures						$45 - $55
Corporate G&A expense(4)						$17

(1)	Represents the Company’s guidance for which the three-month period ended September 30, 2017 was measured against
(2)

Operating cash costs, operating cash cost/ounce sold and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.350 and a US$ to A$ exchange rate of 1.325. See “Non-IFRS Measures” set out starting on page 27 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs as presented in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(3)	See the sections on “Forward Looking Information” and “Risk Factors” for further information and details
(4)	Includes general and administrative costs and severance payments.

Year-to-date 2017 Performance

	Canadian Mines			Australian Mines
($ millions unless otherwise stated)	Macassa	Holt	Taylor	Fosterville	Cosmo	Consolidated
Gold production (oz)	142,628	47,414	34,223	184,688	$20,595	429,822	(2)
Operating cash costs/ounce sold(1)	$516	$708	$625	$281	$1,661	$508
AISC/ounce sold(1)						$811
Operating cash costs(1)						$217.0
Royalty costs						$15.2
Sustaining and growth capital						$105.9
Exploration expenditures						$37.7
Corporate G&A expense						$15.6

(1)	Operating cash costs, operating cash costs/ounce and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.306 and a US$ to A$ exchange rate of 1.305
(2)	Consolidated YTD 2017 production includes 274 ounces processed from the Holloway Mine.

▪

Gold production for YTD 2017 totaled 429,822 ounces, more than double the 207,887 ounces produced in for the same period in 2016 when consolidated production included only the Canadian operations. The Company’s Australian operations, mainly Fosterville, contributed 205,283 ounces in 2017. Production from Canadian operations totaled 224,539 ounces in 2017, an 8% increase from the previous year (18% increase excluding production from Holloway, which was placed on care and maintenance in December 2016). Production from all three of the Company’s Canadian operating mines, Macassa, Holt and Taylor, increased from the prior year level. Also contributing to the Company’s strong 2017 production results was record output at the Fosterville Mine of 184,688 ounces, with full-year production targeted at 250,000 - 260,000 ounces. At September 30, 2017, the Company remained well positioned to achieve the improved full-year guidance of 570,000 – 590,000 ounces of gold.

▪

Operating cash costs per ounce sold for YTD 2017 averaged $508, a 14% improvement from the same period the prior year and within the improved guidance range for full-year 2017 of $475 – $525 per ounce. Record results at Fosterville were the primary factor contributing to the low unit operating cash costs, with the mine’s operating cash costs per ounce sold averaging $281 in YTD 2017. At Macassa, operating cash costs per ounce sold for YTD 2017 averaged $516, a 11% improvement from YTD 2016 and better than the full-year 2017 guidance of $520 – $550. Operating cash costs per ounce sold at Taylor averaged $625 in YTD 2017, higher than the target range of $450 – $525, mainly reflecting lower than planned throughput and increased levels of operating development.

▪

AISC per ounce sold averaged $811 for YTD 2017, a 14% improvement from YTD 2016 and within the Company’s improved full-year 2017 guidance of $800 – $850. Contributing to the strong performance were lower unit operating costs and reduced levels of sustaining capital expenditures on a per ounce sold basis. AISC at Fosterville averaged $501 per ounce sold in 2017. AISC per ounce sold at Macassa averaged $804 in 2017 compared to $894 in 2016, which also contributed to the strong YTD consolidated AISC performance.

6|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

▪

Operating cash costs for YTD 2017 totaled $217.0 million compared to full-year 2017 guidance of $270 – $280 million, while total production costs totaled $220.0 million. Based on planned expenditures during the final quarter of 2017, the Company continues to target total operating cash costs in 2017 of $270 – $280 million.

▪	Royalty costs totaled $15.2 million for YTD 2017, with the Company remaining on track to achieve its full-year 2017 guidance of $20 – $25 million.

▪

Sustaining and growth capital for YTD 2017 totaled $105.9 million, including $44.1 million in Q3 2017. Sustaining capital expenditure levels are being weighted to the second half of 2017, and are expected to increase in the final quarter of the year. The Company continues to target full-year 2017 sustaining and growth capital of $160 – $180 million.

▪

Exploration expenditures totaled $37.7 million compared to full-year 2017 guidance of $45 – $55 million. The Company expects total exploration expenditures for the year to be in the top end of the guidance range. At September 30, 2017, the Company had a total of 25 surface and underground drills working as part of active exploration programs at its Canadian and Australian assets.

▪	Corporate G&A expense for YTD 2017 totaled $15.6 million compared to 2017 guidance of $17 million.

UPDATE OF FULL-YEAR 2017 GUIDANCE

Based on the Company’s performance in the first nine months of 2017, as well as performance to date in the fourth quarter and expectations for the remainder of the year, the Company now expects to achieve consolidated full-year 2017 production guidance of 580,000 – 595,000 ounces. In addition, the Company is now targeting improved full-year cost guidance, including operating cash costs of $475 – $500 per ounce sold, and AISC of $800 – $825 per ounce sold. Full-year 2017 guidance for corporate G&A expense is revised to $20 million. The Company is also revising full-year guidance for operating cash costs for the Taylor Mine to $575 – $625 from $450 to $525 per ounce sold, based on results in the first nine months. Other components of the Company’s 2017 guidance remained unchanged from the previous quarter’s MD&A, issued on August 2, 2017.

	New Guidance	Prior Guidance
Consolidated gold production (oz)	580,000 – 595,000	570,000 – 590,000
Consolidated operating cash costs/oz ($/oz)(1)	475 – 500	475 – 525
Consolidated AISC/oz sold ($/oz)(1)	800 – 825	800 – 850
Operating cash cost/oz – Taylor Mine(1)	575 – 625	450 – 525
Corporate G&A Expense ($ millions)	20	17

(1)

Updated operating cash cost/ounce sold and AISC/ounce sold guidance reflects an assumed average US$ to C$ exchange rate of 1.250 and a US$ to A$ exchange rate of 1.250 during the fourth quarter of 2017.

7|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders through achieving high levels of operational excellence, effectively allocating capital and growing low-cost, high-margin production. The Company expects to grow production in both Canada and Australia. At Fosterville, the Company is targeting production growth up to 400,000 ounces per year over the next three years as development continues into the high-grade Swan Zone, and additional mining fronts are established. In Canada, production at Macassa is expected to grow to over 200,000 ounces per year during the same time period, with the potential to further grow production up to double the current level over the next five to seven years through the establishment of new mining infrastructure. Kirkland Lake Gold’s significant cash balance and strong financial position provides financial flexibility to support its strategy and aggressively explore both near-term and longer-term growth opportunities on the Company’s district-scale land positions in Canada and Australia, including following up on the significant exploration success achieved in 2016 and the first nine months of 2017.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and nine months ended September 30, 2017. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Consolidated Financial Review”. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At September 30, 2017, the gold price closed at $1,283 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 12% higher than the closing gold price on December 31, 2016 of $1,146 per ounce. The Company’s average realized gold price for Q3 2017 was $1,281 per ounce, 3% lower than the average gold price of $1,321 per ounce during the same period in 2016.

As at September 30, 2017, the Company did not engage in any active hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a significant portion of the operating and capital costs are denominated in Canadian and Australian dollars. The impact of the Australian dollar fluctuations only impact the Company’s operations from the date of the acquisition of Newmarket which closed on November 30, 2016.

As at September 30, 2017, the Australian dollar closed at $0.7837 (strengthening by 8% year to date) and the Canadian dollar closed at $0.7994 (strengthening by 7% in 2017) against the US dollar. The average rates for Q3 2017 for the Australian and Canadian dollars were $0.7994 and $0.7896, respectively, against the US dollar. For the same period in 2016, the average rate for the Canadian dollar was $0.7624. The Company did not have exposure to exchange rates involving the Australian dollar during YTD 2016.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S. administration. The Company does not currently have a foreign exchange hedging program in place to guard against significant fluctuations in the Canadian, US or Australian dollar.

8|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL SUMMARY

The following table provides key summarized consolidated financial information for the Company’s operations for the three and nine months ended September 30, 2017 and 2016. Discussion of these results is included in this MD&A under the section, “Consolidated Financial Review”. For the three and nine months ended September 30, 2017, the information includes the consolidated operating and financial information for the Company’s Canadian and Australian operations. The operating and financial information for the three and nine months ended September 30, 2016, does not include the Australian operations, which were acquired following the completion of the Newmarket Arrangement on November 30, 2016. In addition, information for the first nine months of 2016 includes the St Andrew assets from January 26, 2016, the date the St Andrew Arrangement was completed.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of dollars, except per share amounts)	2017	2016	2017	2016
Revenue	$176,709	$100,825	$535,131	$272,440
Production costs	66,497	41,309	220,032	132,198
Earnings before income taxes	64,048	30,158	141,280	61,674
Net earnings	43,780	18,880	91,446	38,638
Earnings per share–basic	0.21	0.16	0.44	0.34
Earnings per share–diluted	0.20	0.16	0.44	0.34
Cash flow from operations	66,829	46,427	206,461	118,525
Cash investment on mine development and PPE	$35,298	$20,271	$93,008	$49,940

CONSOLIDATED KEY PERFORMANCE MEASURES

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Tonnes milled	448,251	307,886	1,519,196	827,876
Grade (g/t Au)	10.1	8.2	9.2	8.2
Recovery(%)	95.6	96.6	95.5	96.8
Gold produced (oz)	139,091	77,274	429,822	207,887
Gold sold (oz)	137,908	76,339	427,017	217,792
Average realized price ($/oz sold)(1)	$1,281	$1,321	$1,253	$1,251
Operating cash costs per ounce sold($/oz sold)	$482	$540	$508	$591
All–in sustaining costs($/oz sold)	$845	$970	$811	$940
Adjusted net earnings(1)	$30,037	$21,187	$81,808	$43,629

(1) See “Non-IFRS Measures” set out starting on page 27 of this MD&A for further details.

Production, Sales and Revenue

The Company produced 139,091 ounces in Q3 2017, an increase of 80% from Q3 2016 when consolidated production included only the Company’s Canadian operations. The increase in production compared to Q3 2016 largely reflected the addition of the Company’s Australian assets on November 30, 2016, with the Australian operations contributing 62,825 ounces of production in Q3 2017. The Company’s Canadian operations produced 76,266 ounces in Q3 2017, which compared to 77,274 ounces in Q3 2016. Excluding 7,829 ounces produced in Q3 2016 at the Holloway Mine, which was placed on care and maintenance in December 2016, Q3 2017 production from Canadian operations increased 10% from the same period in 2016. Production at Macassa of 48,206 ounces in Q3 2017 increased 5,340 ounces or 12% from Q3 2016, reflecting a 20% increase in the average grade, to 16.5 grams per tonne. Production from Holt increased 14% to 16,995 ounces year over year, reflecting a 23% increase in tonnes processes. Production at Taylor totaled 11,065 ounces versus 11,630 ounces in Q3 2016.

Production in Q3 2017 compared to production of 160,305 ounces in Q2 2017, which included 10,213 ounces of production from the Cosmo Mine prior to the mine being placed on care and maintenance effective June 30, 2017 (1,290 ounces processed in Q3 2017). Q2 2017 production also included higher production at Fosterville of 77,069 ounces, based on an average grade of 17.2 grams per tonne. Production at Fosterville in Q3 2017 of 61,535 ounces was the Mine’s second highest quarterly total and was based on an average grade of 14.1 grams per tonne. Q3 2017 production at Macassa was 5% higher than the 45,699 ounces produced in Q2 2017, with the increase mainly related to a 19% increase in the average mill grade, largely reflecting increased run-of-mine tonnes being processed during Q3 2017.

Based on gold sales in Q3 2017 of 137,908 ounces at an average realized price of $1,281 per ounce, revenue for the quarter totaled $176.7 million. Revenue in Q3 2017 increased 75% from $100.8 million in Q3 2016, reflecting an 81% increase in gold sales, which more than offset a 3% reduction in the average realized price of gold compared to Q3 2016. The higher gold sales reflected the addition of the Company’s Australian operations since the end of last year’s third quarter. Q3 2017 revenue compared to Q2 2017 revenue of $189.9 million, with the change reflecting record quarterly gold sales of 151,208 ounces in the previous quarter. The average realized price in Q3 2017 increased 2% from $1,256 per ounce in Q2 2017.

9|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

For the first nine months of 2017, consolidated production totaled 429,822 ounces, more than double the 207,887 ounces produced YTD in 2016 when consolidated production included only the Canadian operations. The Company’s Australian operations, mainly Fosterville, contributed 205,283 ounces to YTD 2017 production. The Company’s Canadian operations produced 224,539 ounces YTD in 2017, an 8% increase from YTD 2016. Excluding production from the Holloway Mine, YTD 2017 production increased 18% from the prior year. All three of the Company’s three operating mines in Canada, Macassa, Holt and Taylor, recorded solid year-over-year production growth.

YTD 2017 gold sales totaled 427,017 ounces at an average realized price of $1,253 per ounce for total revenue of $535.1 million. Revenue for the first nine months of the year was $262.7 million or 96% higher than for the same period in 2016, largely reflecting the inclusion of the Company’s Australian assets in YTD 2017 financial results.

Cost Performance

Total production costs in Q3 2017 totaled $66.5 million, which compared to $41.3 million in Q3 2016 and $72.9 million the previous quarter. The change from the same period in 2016 mainly reflected the inclusion of the Company’s Australian operations effective November 30, 2016. The reduction from Q2 2017 mainly related to higher production and sales volumes in Q2 2017. For the first nine months of 2017, total production costs were $220.0 million, a $87.8 million or 66% increase from the same period in 2016 largely reflecting the inclusion of the Australian operations in YTD 2017.

On a unit basis, operating cash costs per ounce sold for Q3 2017 averaged $482, an 11% improvement from Q3 2016 mainly reflecting higher mill grades compared to a year ago (10.1 grams per tonne versus 8.2 grams per tonne in Q3 2016) largely due to the inclusion of the Company’s Australian operations in Q3 2017 following the completion of the Newmarket Arrangement on November 30, 2016. Operating cash costs for the Australian operations in Q3 2017 averaged $372. Operating cash costs per ounce sold for the Canadian operations in Q3 2017 averaged $582, which compared to $540 in Q3 2016. The increase largely reflected the impact of a stronger Canadian dollar, as well as higher operating cash costs at Holt and Taylor.

Operating cash costs per ounce sold for Q3 2017 were unchanged from Q2 2017. Operating cash costs per ounce for the Australian operations in Q3 2017 improved 5% from $393 in Q2 2017 due to the removal of high-cost ounces from the Cosmo Mine, with the mine being placed on care and maintenance effective June 30, 2017. Operating cash costs for the Canadian operations in Q3 2017 were similar to the $579 per ounce sold recorded the previous quarter, with the small increase reflecting a stronger Canadian dollar during the third quarter. In Canadian dollar terms, operating cash costs per ounce sold from Canadian operations improved quarter over quarter, reflecting higher production volumes and reduced levels of operating development at Holt and higher grades at Macassa.

AISC per ounce sold averaged $845 per ounce sold in Q3 2017, a 13% improvement from Q3 2016, reflecting improved operating cash costs per ounce sold as well as lower levels of sustaining capital expenditures per ounce sold compared to the same period a year earlier. AISC for the Company’s Australian operation averaged $643 per ounce sold in Q3 2017. AISC per per ounce sold for Canadian operations averaged $938 versus $943 in Q3 2016, with the improvement mainly reflecting lower operating cash costs per ounce sold and reduced levels of sustaining capital expenditures per ounce sold at Macassa, which more than offset the impact of a stronger Canadian dollar in Q3 2017. AISC in Q3 2017 compared to $729 per ounce sold the previous quarter, largely reflecting lower ounces sold, higher levels of sustaining capital expenditures in Q3 2017 as well as changes in exchange rates.

For the first nine months of 2017, operating cash costs per ounce sold averaged $508, a 14% improvement from $591 YTD in 2016, when consolidated production included only the Company’s Canadian operations. AISC per ounce sold for YTD 2017 averaged $811 compared to $940 for the comparable period in 2016. Operating cash costs per ounce sold from the Company’s Australian operations averaged $436 for YTD 2017, while AISC per ounce sold averaged $664. Operating cash costs and AISC per ounce sold for the Company’s Canadian operations averaged $573 and $865, respectively, YTD in 2017, which compared to $591 and $910, respectively, for YTD 2016. The improved nine-month unit costs for Canadian operations reflected increased grades and production volumes at Macassa.

10|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Earnings per Share of $0.21 in Q3 2017 and $0.44 YTD in 2017

Net earnings for Q3 2017 were $43.8 million (or $0.21 per basic share) compared to net earnings of $18.9 million (or $0.16 per basic share) in Q3 2016 and net earnings of $34.6 million ($0.17 per basic share) in Q2 2017. Contributing to the increase in net earnings compared to Q3 2016 was $21.3 million of other income mainly related to a $19.2 million market-to-market gain on fair valuing the Company’s 14,000,000 common share purchase warrants of Novo, as well as the impact of higher revenue and lower unit costs compared to a year earlier. These factors more than offset higher production costs, increased depletion and depreciation expenses, due to growth in the Company’s asset portfolio over the last year, a $12.2 million increase in exploration expenses and the impact of care and maintenance costs related to Company’s three mines currently on care and maintenance. (Stawell, Cosmo and Holloway). In addition, the Company also had a larger base of weighted average shares outstanding in Q3 2017 compared to the prior year due to the completion of the Newmarket Arrangement on November 30, 2016. The change in net earnings from the previous quarter mainly reflected significantly higher other income related to the gain on Novo warrants, which more than offset lower revenue resulting from a reduction in total gold sales compared to Q2 2017.

Adjusted net earnings in Q3 2017 totaled $30.0 million versus $21.2 million in Q3 2016 and $35.6 million in Q2 2017. The difference between net earnings and adjusted net earnings in Q3 2017 primarily related to the $19.2 million gain on Novo warrants, which are excluded for the purpose of calculating adjusted net earnings.

For the first nine months of 2017, net earnings totaled $91.4 million ($0.44 per basic share), a 137% increase from $38.6 million ($0.34 per basic share) for the same period in YTD 2016. Strong revenue growth, lower unit costs and other income from the marking-to-market the fair value of the Novo warrants more than offset increased production costs and depletion and depreciation expenses, significantly higher exploration spending in support of the Company’s future growth, and care and maintenance costs in accounting for the year-over-year increase in net earnings.

Cash and Cash Equivalents of $210.5 million

Cash and cash equivalents at September 30, 2017 totaled $210.5 million, which compared to cash and cash equivalents of $234.9 million at December 31, 2016 and cash and cash equivalents of $267.4 million at June 30, 2017. During Q3 2017, the Company invested approximately $61.0 (C$74.9) million to acquire an aggregate of 25.8 million shares of Novo, representing an 18.2% ownership interest in the Company at the time of purchase, as well as 14,000,000 common share purchase warrants. The Company also invested approximately $27.8(C$ 34.8) million in Q3 2017 related to the repurchase of Kirkland Lake Gold common shares through the Company’s NCIB, launched in May 2017. To the end of Q3 2017, a total of approximately 3.9 million common shares had been repurchased through the NCIB for a total amount of approximately $39.5 (C$50.3) million. Also contributing to the change in cash and cash equivalents since the beginning of 2017, the Company paid $43.8 (C$57.5) million from existing cash to holders of the Company’s 6% Debentures on their maturity at June 30, 2017.

Cash flow from operating activities and free cash flow in Q3 2017 totaled $66.8 million and $31.5 million, respectively, which compared to $46.4 million and $26.2 million, respectively, in Q3 2016 and $71.0 million and $44.8 million, respectively in Q2 2017. For the first nine months of 2017, the Company generated cash flow from operating activities of $206.5 million and free cash flow of $113.5 million, which compared to cash flow from operating activities of $118.5 million and free cash flow of $68.6 million YTD in 2016. Higher revenue, largely reflecting the addition of the Company’s Australian operations, was the main driver of the increases in cash flow for the third quarter and year to date compared to 2016.

11|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa boasts proven and probable reserves of 3.0 million tonnes grading an average of 20.8 g/t gold for a total of 2.0 million ounces.

	Three months ended September 30,		Nine months ended September 30,
Operating results	2017	2016	2017	2016

Total ore milled (t)	93,391	100,357	289,935	289,118
Run of mine (t)	92,377	81,462	267,924	256,607
Low grade (t)	1,014	18,895	22,011	32,511
Average grade (g/t)	16.5	13.7	15.7	13.6
Run of mine tonnes	16.6	16.5	16.9	15.2
Low grade tonnes	2.0	1.5	1.6	1.6
Recovery(%)	97.4	96.9	97.2	97.0
Ounces produced	48,206	42,866	142,628	122,849
Development metres– operating	1,128	1,310	2,632	2,930
Development metres– capital	1,334	1,619	4,418	2,620
Operating cash costs per ounce sold	$522	$546	$516	$569
All–in sustaining costs($/oz sold)	$842	$918	$804	$894
Total capital expenditures (in thousands)	$15,091	$13,988	$39,360	$34,440

The Macassa Mine produced 48,206 ounces of gold in Q3 2017, a 12% increase from the 42,866 ounces produced in Q3 2016 and 5% higher than the 45,699 ounces produced during the previous quarter, with both increases reflecting a higher average mill grade during Q3 2017. A total of 93,391 tonnes were milled during Q3 2017 at an average grade of 16.5 grams per tonne with average recoveries of 97.4%, which compared to 100,357 tonnes at an average grade of 13.7 grams per tonne and recoveries of 96.9% in Q3 2016 and 105,084 tonnes at an average grade of 13.9 grams per tonne and average recoveries of 97.0% in Q2 2017.

The reduction in total tonnes milled in Q3 2017 from both prior periods reflected significantly lower tonnes milled from low-grade stockpiles during the quarter. During Q3 2017, the Company processed 1,014 tonnes of material from low-grade stockpiles at an average grade of 2.0 grams per tonne. By comparison, a total of 18,895 low-grade tonnes at an average grade of 1.5 grams per tonne were processed in Q3 2016, while 15,083 tonnes of low-grade material at an average grade of 1.4 grams per tonne were processed in Q2 2017. A total of 92,377 run-of-mine tonnes were processed in Q3 2017, which was 13% and 3% higher than run-of-mine tonnes milled in Q3 2016 and Q2 2017, respectively. The average run-of-mine grade of 16.6 grams per tonne compared to 16.5 grams per tonne in the same period a year earlier and 16.0 grams per tonne in Q2 2017.

Mine production during Q3 2017 totaled 92,122 tonnes at an average grade of 16.7 grams per tonne, which compared to 81,266 tonnes at an average grade of 16.5 grams per tonne in Q3 2016 and 91,048 tonnes at an average of 16.0 grams per tonne in Q2 2017.

The Mine’s unit cost performance remained strong in Q3 2017, with operating cash costs per ounce sold from Macassa averaging $522 in Q3 2017 compared with $546 in Q3 2016 and $512 the previous quarter. The improvement from Q3 2016 mainly reflected higher average mill grades compared to the prior year. The change from the previous quarter was largely related to a stronger Canadian dollar compared to Q2 2017, with the Mine’s Canadian dollar-denominated operating cash costs per ounce sold improving from the prior quarter due to higher average mill grades.

AISC per ounce sold in Q3 2017 averaged $842, a 9% improvement from $924 in Q3 2016 mainly due to lower levels of sustaining capital expenditures per ounce sold during Q3 2017. AISC per ounce sold in Q3 2017 increased from the previous quarter level of $793, with the impact of a stronger Canadian dollar and higher sustaining capital expenditures, mainly related to increased mobile fleet procurement, largely accounting for the change quarter over quarter.

12|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

For YTD 2017, Macassa produced 142,628 ounces, an increase of 19,779 ounces or 16% from YTD 2016. The increase from the previous year reflected a 15% improvement in the average grade, to 15.7 grams per tonne for YTD 2017 from 13.6 grams per tonne for YTD 2016. The increase in the average grade reflected a 4% increase in run-of-mine tonnes processed to 267,924 tonnes at an average grade of 16.9 grams per tonne versus 256,607 tonnes being processed for YTD 2016 at an average grade of 15.2 grams per tonne. Operating cash costs per ounce sold averaged $516 for YTD 2017, a 9% improvement from $569 a year earlier. AISC per ounce sold of $804 for YTD 2017 compared favourably to $894 for the same period a year ago.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located at the eastern end of East Timmins, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). The Holt-Holloway property package is comprised of 48 separate property elements totaling 691 claims for an aggregate area of 15,172 hectares. The Taylor Mine consists of 31 patented claims for a total area covering 1,067 hectares. In total, the three mines comprise total proven and probable reserves estimated at 710,000 ounces of gold.

The following section provides a breakdown and discussion of each mine within the Holt Mine Complex. The information represents the results from the completion date of the St Andrew Arrangement (January 26, 2016).

Holt Mine
	Three months ended September 30,		Nine months ended September 30,
Operating results	2017	2016	2017	2016

Total ore milled (t)	124,394	101,283	335,493	273,474
Run of mine (t)	124,394	101,283	335,493	273,474
Low grade (t)	–	–	–	–
Average grade (g/t)	4.5	4.8	4.6	4.5
Recovery (%)	94.5	95.1	94.7	94.5
Ounces produced	16,995	14,949	47,414	37,473
Development metres– operating	941	479	3,161	1,817
Development metres– capital	746	943	2,618	2,948
Operating cash costs per ounce sold	$679	$550	$708	$649
All–in sustaining costs($/oz sold)	$1,116	$1,057	$1,047	$1,042
Total capital expenditures (in thousands)	$5,153	$5,438	$9,881	$11,984

The Holt Mine produced 16,995 ounces of gold in Q3 2017, an increase of 14% from Q3 2016 and 13% from the previous quarter. A total of 124,394 tonnes was processed during the quarter at an average grade of 4.5 grams per tonne and average recoveries 94.5% . The increase from both prior periods reflected growth of 23% and 18% in total tonnes processed from Q3 2016 and Q2 2017, respectively. The higher tonnage in Q3 3017 was primarily related to increased stope productivity and favourable sequencing.

Ore mined for the quarter totaled 125,070 tonnes, a 23% increase from Q3 2016 and 19% higher than the 107,656 tonnes mined in Q2 2017. Mined grades averaged 4.9 grams per tonne in Q3 2017 versus 4.8 grams per tonne in Q3 2016 and 4.8 grams per the previous quarter.

Total operating cash costs per ounce sold for Q3 2017 averaged $679 per ounce, which compared to $550 in Q3 2016 and $769 the previous quarter. The increase from the prior year’s third quarter largely reflected an unusually low level of operating development in Q3 2016 (479 metres in Q3 2016 versus 941 metres in Q3 2017). A stronger Canadian dollar in Q3 2017 also contributed to the increase. The improvement in operating cash cost per ounce sold from the prior quarter resulted from higher production volumes and reduced levels of operating development, which more than offset the impact of a stronger Canadian dollar on U.S.-dollar operating cash costs.

AISC per ounce sold in Q3 2017 averaged $1,116, which compared to $1,057 in Q3 2016 and $993 in Q2 2017. The increases from both prior periods largely related to a stronger Canadian dollar in Q3 2017. Also contributing to the increase from the previous quarter was significantly higher sustaining capital expenditures, largely related to mobile equipment and critical spares procurement.

13|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

For the first nine months of 2017, production at Holt totaled 47,414 ounces, a 27% increase from 37,473 ounces in the same period in 2016. The increase reflected higher tonnes processed, reflecting sequencing, stope productivity, as well as a full nine months of operation in 2017 versus from January 26th in 2016 when the St. Andrew Arrangement was completed. Operating cash costs per ounce sold averaged $708 YTD in 2017 compared to $649 for YTD 2016, with the increase largely related to higher levels of operating development in 2017. AISC per ounce sold averaged $1,047 for YTD 2017 versus $1,042 in the first nine months of 2016.

Taylor Mine

	Three months ended September 30,		Nine months ended September 30,
Operating results	2017	2016	2017	2016

Total ore milled (t)	71,897	52,466	202,706	139,545
Run of mine (t)	71,897	49,698	202,706	133,179
Low grade (t)	–	2,768	–	6,366
Average grade (g/t)	5.0	7.1	5.5	7.1
Run of mine tonnes	5.0	7.3	5.5	7.3
Low grade tonnes	–	2.7	–	2.5
Recovery(%)	95.5	97.1	96.2	96.9
Ounces produced	11,066	11,630	34,223	30,698
Development metres– operating	763	494	2,770	1,499
Development metres– capital	765	600	1,966	2,156
Operating cash costs per ounce sold	$676	$379	$625	$433
All–in sustaining costs($/oz sold)	$1,054	$714	$881	$655
Total capital expenditures (in thousands)	$4,970	$3,411	$8,928	$6,562

Gold production from the Taylor Mine during Q3 2017 totaled 11,066 ounces, based on 71,897 tonnes milled at an average grade of 5.0 grams per tonne and average recoveries of 95.5% . Production for the quarter compared to production of 11,630 ounces in Q3 2016, based on processing 52,466 tonnes at an average grade of 7.1 grams per tonne and average recoveries of 97.1%, and production of 12,216 ounces in Q2 2017, based on 67,521 tonnes processed at an average grade of 5.8 grams per tonne and average recoveries of 96.2% . The increase in total tonnes processed from both prior periods largely reflected the addition of a number of stopes to the mine plan for the second half of 2017, while average grades reflected mine sequencing.

Operating cash costs per ounce sold in Q3 2017 was $676 compared to $379 in Q3 2016 and $591 the previous quarter. The increase from both prior periods largely related to lower average grades and the impact of a stronger Canadian dollar, with the increase from Q3 2016 also reflecting a significant increase in operating development metres in Q3 2017. AISC per ounce sold averaged $1,054 in Q3 2017, which compared to $714 in Q3 2016 and $787 the previous quarter. The increases from both prior periods related to higher operating cash costs per ounce sold as well as increased sustaining capital expenditures in Q3 2017, reflecting higher levels of capital development and increased equipment procurement.

For the first nine months of 2017, production totaled 34,223 ounces, an increase of 3,525 ounces or 11% from YTD 2016. The increase reflected a significant increase in tonnes milled YTD in 2017 as a result of the continued ramp up of the Mine over the last year, as well as a full nine months of results in the current year versus from January 26th on in 2016 when the St. Andrew Arrangement was completed. These factors more than offset the impact of a reduction in the average mill grade to 5.5 grams per tonne in YTD 2017 from 7.1 grams per tonne in YTD 2016. Operating cash costs per ounce sold averaged $625 for YTD 2017 compared to $433 a year earlier, mainly reflecting lower average grades in YTD 2017. AISC per ounce sold averaged $881 YTD in 2017 versus $655 in YTD 2016, with the increase due to higher operating cash costs per ounce sold and increased levels of sustaining capital expenditures.

14|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Holloway Mine

In December 2016, Kirkland Lake Gold announced the transitioning of the Holloway Mine to a temporary suspension of operations. The mine will be maintained in a production ready state with the intent of restarting the operation in the future subject to the mine realizing enhanced economics through exploration success. During 2016, the mine produced 7,829 ounces in the third quarter and 16,867 ounces in the first nine months of the year. During 2017, 274 ounces were processed from Holloway, mainly in the first quarter of the year.

Australian Mine Operations

No financial or operational information is presented in the section that follows for the third quarter or the first nine months of 2016 as the Company acquired the Australian assets on November 30, 2016. However, for the purposes of understanding the current results of operations, certain operational measures for the third quarter and YTD 2016 are discussed below.

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced well over one million ounces to date.

Operating results	Three and nine months ended September 30, 2017

Total ore milled (t)	143,326	428,599
Average grade (g/t)	14.1	14.2
Recovery (%)	94.7	94.4
Ounces produced	61,535	184,688
Development metres – operating	842	2,017
Development metres – capital	1,362	3,327
Operating cash costs per ounce sold	$295	$281
All–in sustaining costs ($/oz sold)	$574	$501
Total capital expenditures (in thousands)	$18,689	$41,099

The Fosterville Mine produced 61,535 ounces of gold in Q3 2017, the second highest level of quarterly production in the Mine’s history. Production during the quarter compared to record production of 77,069 ounces in Q2 2017, when the average grade of 17.2 grams per tonne was the highest quarterly grade ever reported.

During Q3 2017, the mill processed 143,326 tonnes at an average grade of 14.1 grams per tonne compared to 147,486 tonnes at an average grade of 17.2 grams per tonne in Q2 2017. Total tonnes processed in Q3 2017 were 3% lower than the previous quarter, largely due to a reduced level of tonnes mined during the quarter. The average mill grade for Q3 2017 was below the previous quarter’s record levels, when the reconciled grades over-performed relative to the block model in a number of areas. The lower average grade in Q3 2017 reflected mine sequencing and grade variability. The average recovery rate was 94.7%, unchanged from the previous quarter, which represents the highest average quarterly recovery rate ever achieved at the Fosterville Mill.

Fosterville continued to achieve low unit costs in Q3 2017. Operating cash costs per ounce sold for the quarter averaged $295 versus $220 in Q2 2017, with the change mainly reflecting the impact of lower average grades on production volumes and higher levels of operating development in Q3 2017. AISC for Q3 2017 averaged $574 per ounce sold compared to $388 in Q2 2017, with the increase in operating cash costs and higher sustaining capital expenditures mainly accounting for the increase. Capital expenditures increased $6.4 million to $18.7 million with most of the increase reflecting growth in sustaining capital expenditures related to higher capital development and increased mobile fleet procurement.

Production YTD in 2017 totaled 184,688 ounces, while operating cash costs per ounce sold and AISC per ounce sold averaged $281 and $501, respectively.

15|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Cosmo Mine and Northern Territory

The Cosmo Mine and associated operations are comprised of a group of mineral tenements totaling over 2,000 km2 in the Northern Territory, Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. The Cosmo Mine has total proven and probable reserves of 63,000 ounces of gold grading an average of 3.1 grams per tonne (639,000 tonnes).

Operating results	Three and nine months ended September 30, 2017

Total ore milled (t)	15,243	259,729
Average grade (g/t)	2.8	2.6
Recovery (%)	94.9	95.0
Ounces produced	1,290	20,595
Development metres– operating	–	789
Development metres– capital	–	860
Operating cash costs per ounce sold	$2,227	$1,661
All–in sustaining costs($/oz sold)	2,305	$1,958
Total capital expenditures (in thousands)	$188	$6,610

On June 30, 2017, Kirkland Lake Gold suspended operations at the Cosmo Mine with the Mine being placed on care and maintenance. During Q3 2017, a total of 1,290 ounces of gold were produced from processing 15,243 tonnes of stockpiled material at an average grade of 2.8 grams per tonne and average recoveries of 94.9% . A total of 20,596 ounces was produced at Cosmo in the first nine months of 2017, with operating cash costs and AISC averaging $1,661 and $1,958, respectively.

Following the move to care and maintenance, the Cosmo Mine and Union Reef Mill are being maintained in a state of readiness to resume operation in the event that new reserves are delineated. During Q3 2017, there were three underground diamond drill rigs in operation, following up on potential extensions to the Sliver, Taipan and Lantern zones. Two surface diamond drills continued drilling beneath the Crosscourse and Prospect pits targeting depth extensions.

GROWTH AND EXPLORATION

Canada

At the Canadian operations, Kirkland Lake Gold continued to invest in growth programs with the aim of delineating near-term resource growth at the Company’s operating mines. During Q3 2017, the Company’s Canadian operations incurred $6.3 million in exploration and evaluation expenditures, consisting of multiple drill programs at Macassa, Taylor and Holt operations. Exploration expenditures YTD in 2017 totaled $15.9 million.

Macassa Mine

South Mine Complex (“SMC”) Underground Drill Programs – During Q3 2017, the Company completed 14,587 metres of underground exploration testing the SMC from the Macassa 5300 Level. An additional 3,444 metres of underground exploration was completed from the Macassa 4500 Level, testing the `05 Narrows Zone (located approximately 480 metres north of the `04 Break). The Company currently has three underground exploration drills testing the SMC from the 5300 Level. Of the three drills, one is currently testing the Lower SMC Zone, with the other two drill rigs testing the potential easterly extension of the SMC.

16|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Most of the drilling in the 2017 exploration program has been considered reconnaissance in nature, testing both potential strike and depth extensions to the SMC, along a strike length of approximately 300 metres and to a vertical depth of 366 metres below the drill bay on the 5300 Level east exploration drift. The drilling follows up on the reconnaissance surface exploration program that was reported in the press releases dated November 3, 2015 and January 19, 2016. The mineralization encountered to date is typical SMC style, with shallow dipping veins mineralized with fine visible gold and tellurides and hosted within both feldspar porphyry and basic syenite. At least five individual vein sets have been intersected with follow up drilling currently underway at closer-spaced centres to define potential resources. The SMC remains open to the east along strike and up dip.

During Q3 2017, 42 metres of development drifting was completed to extend the 5300 Level exploration drift to east, as well as to excavate a new drill bay to support future SMC exploration drilling. The drill rig, which was testing the `05 Narrows program, moved into this new bay in August. An additional 152 metres of drifting to the east is underway, and it is anticipated that this development program, which also includes the excavation of another new drill bay, will be completed in the first quarter 2018.

During Q3 2017, the Company had five surface drills at Macassa and completed 21,660 metres of exploration drilling. Of this drilling, 16,954 metres was testing the east SMC corridor and the Amalgamated Break, while the remaining 4,706 metres tested the Main and `04 Breaks between the #2 and #3 shafts above the 3,000-foot level.

Taylor Mine

On August 11, 2017, the Company released results from ongoing drilling at the Taylor mine, where high-grade gold mineralization has been intersected up to 1.8 km east of the Shaft Deposit, and up dip of the 1004 Deposit mineralization. The new drill results involved a total of 15 holes or 12,155 metres of surface drilling, bringing total surface drill holes reported in 2017 to 43 holes for 22,520 metres. Also included in the announcement were the results of an additional 14 holes for 2,500 metres from underground drilling, which brought total underground drilling for 2017 to 31 holes in 9100 m.

Highlights of the drill results released in Q3 2017 are summarized below. For a more detailed review of these results, refer to the Company’s August 11, 2017 press release entitled, “Kirkland Lake Gold Reports New High-Grade Intersections East of Taylor Mine” filed on the SEDAR profile of the Company.

▪

Surface drilling to the east of the Shaft Deposit continued to intersect high-grade gold-bearing quartz veins with visible gold at multiple locations, with key intercepts including 38.0 grams per tonne Au over 3.0 metres, 59.0 grams per tonne Au over 0.6 metres, 5.1 grams per tonne Au over 4.4 metres, 4.4 grams per tonne over 6.2 metres and 72.8 grams per tonne Au over 1.3 metres.

▪

New intersection (5.1 grams per tonne over 3.4 metres) from surface drilling approximately 225 metres east of the Shaft Deposit highlights the potential for near-term growth in mineral resources close to existing infrastructure

▪

Underground drilling intersected gold mineralization approximately 70 m west of Shaft Deposit in target area between Shaft and West Porphyry deposits, with key intercepts including 102.2 grams per tonne Au over 0.5 metres and 2.7 grams per tonne Au over 5.8 metres

▪

Underground drilling intersected gold mineralization along strike and approximately 100 metres east of the West Porphyry Deposit, with key intercepts including 4.3 grams per tonne Au over 2.1 metres and 3.1 grams per tonne Au over 6.1 metres.

Drilling on the Taylor property in 2017 has focused on continuing to test for both strike and depth extensions to the mineralized zones identified east of the Shaft Deposit. At September 30, 2017, three surface drills were continuing to test targets to the east of the Shaft Deposit, and down dip of the 1004 Zone with one underground drill working on continuing to extend mineralization to depth in the West Porphyry deposits.

Exploration Drilling continues to focus on evaluating numerous drill ready targets associated with the Porcupine Destor Fault, with two surface drills operating on the Nighthawk, Garrison Creek, Campbell zone and Pack Can properties. During Q3 2017, 12,342 metres of drilling were completed on these high value targets.

In addition, the Company concluded a number of mineral claim property acquisitions (Card / Runway / Manville / Lalonde and Garrison) during Q3 2017 by purchasing a total of 42 claims totalling 752 hectares. These claim blocks are situated along strike of the Holt and Taylor mine properties and contain favorable highly prospective geology and the strike extension of the mineralized structures traced on the mine properties. Initial assessments were completed in August and confirmation drilling is scheduled to begin at these new property additions during the fourth quarter of 2017.

17|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Australia

At the Company’s Australians operations, Kirkland Lake Gold continued to invest in growth programs to both delineate and extend resources at both the Fosterville and Cosmo mines, and also to evaluate district targets within the Fosterville and Northern Territory land positions. During Q3 2017, the Company’s Australian operations incurred $10.5 million in exploration and evaluation expenditures, with YTD expenditures totaling $21.9 million.

Fosterville Mine

Exploration and resource definition drilling increased at Fosterville in Q3 2017 with two additional drill rigs being added to the drilling fleet. With six underground rigs and three surface rigs in operation, an aggressive program aimed at further expanding Mineral Resources and Mineral Reserves is in place at Fosterville. Step-out extension drilling on the Swan and Eagle zones of the Lower Phoenix gold system has continued, with drilling also focused on the extensions of the Eagle and Harrier gold systems. Surface drilling continued at Robbin’s Hill and the Lower Phoenix North gold system and initial exploratory drilling is being completed on the Sugarloaf target. On August 8, 2017, drill results were returned from six underground holes totaling 2,652 metres into existing Mineral Resources and extensions of the Swan Zone of the Lower Phoenix gold system. They continue to return intervals of extremely high grades with visible gold. Continuity of high-grade gold mineralization in the Swan Zone is now defined over a strike extent of 300 metres and vertical extent of 200 metres.

Swan Zone – Infill drilling into the newly discovered west dipping Swan Zone Structure continued to return extremely high-grade results. Below are key intercepts from the Kirkland Lake Gold news release entitled, “Kirkland Lake Gold Reports Additional High-Grade Drill Results at Fosterville, Continues to Demonstrate Growth Potential of Swan Zone” issued on August 8, 2017.

▪

338 grams per tonne Au over 33.6 metres (estimated true width: 4.6 metres), including 4,177 grams per tonne Au over 0.95 metres, 3,079 grams per tonne Au over 0.65 metres and 1,037 grams per tonne Au over 3.55 metres in hole UDH2081A;

▪	42.9 grams per tonne Au over 49.5 metres (estimated true width: 3.6 metres), including 1,856 grams per tonne Au over 0.6 metres in hole UDH2084D; and

▪	11.4 grams per tonne Au over 18.65 metres (estimated true width: 18.0 metres), including 42.1 grams per tonne Au over 3.65 metres in hole UDE138.

The drill results continue to demonstrate both the continuity and growth potential of the high-grade Swan Zone within the Lower Phoenix gold system. The Swan Zone is the highest-grade area of the Fosterville Mine, with a Mineral Reserve reported in the July 27, 2017 Kirkland Lake Gold news release that includes 532,000 ounces at an average grade of 58.8 grams per tonne Au. The results for the above three holes confirm that the approximate 40° west-dipping Swan Zone is continuously mineralized southwards down plunge, and extends approximately 80 metres laterally to the south and 40 metres below Swan Mineral Reserves.

An aggressive program of step-out drilling, to the south and down-plunge of the Mineral Reserves, is in progress using four underground drill rigs.

Swan and Eagle Structures – During Q3 2017, a further 16,374 metres of largely resource definition drilling was completed in testing the Swan and Eagle structures, with results continuing to confirm the continuity and high-grade tenor of the Faults. The mineralization associated with the Swan Fault remains open down-plunge south of 6250mN, and drilling during the remainder of 2017 will continue to focus on extension and infill definition of this highly-mineralized structure.

18|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Harrier and Osprey Structures – Drilling continued on a program designed to test for potential economic gold mineralization associated with the Harrier and Osprey Faults approximately 100 metres down plunge from current Mineral Resources. In Q3 2017, some 5,739 metres was completed on this program. In addition, decline development has advanced to the south to access the high-grade Harrier Base Mineral Reserve, with the aim to add an alternative production source to the Lower Phoenix mineralized zone during 2018. In the lower part of the Harrier system, diamond drilling continued to reinforce the trend to higher grades.

Robbin’s Hill Surface Drilling – During Q3 2017, surface programs continued at Robbin’s Hill with 7,961 metres of diamond drilling completed across two programs. The drilling was supplemented by a 2D seismic survey which helped locate the west dipping targets zones. Mineralization has been identified in two main structures, the Curie Fault (formerly Farley’s Fault) and Rubin Fault (formerly Farley’s Footwall Fault) and returned sulfide mineralization intercepts, up to 18 metres in length. Drilling shows massive quartz-stibnite veining occurs with the mineralized faults.

Exploration License 3539 – In addition to actively exploring the Mining Lease, the Company is investing in a regional exploration program throughout its Exploration License at Fosterville which cover over 505 km2. Within this land holding is over 60 km strike length of potential gold-bearing structures located along seven interpreted fault zones. Five of the faults are known to contain gold occurrences with either historic Mineral Resources or workings. An airborne electro-magnetic survey and extensive soil sampling program is to be completed in Q4 2017, and drilling initiated on several advanced prospects.

Cosmo Mine and Northern Territory

Lantern - During Q3 2017, underground drilling continued to test down-plunge extensions and along strike of the Lantern mineralization at Cosmo, where three underground drill rigs were in operation. The Lantern programs comprised approximately 16,660 metres of drilling during the quarter. In addition, deeper drilling 500 metres down plunge of the Lantern mineralization shows that the system continues at depth. High-grade intercepts with visible gold in surface holes drilled 100 metres to the south of the Lantern Mineral Resource show potential to extend the known mineralization up-plunge.

Union Reefs – Surface diamond drilling of the Prospect and Crosscourse Plunge Extensions at Union Reefs was completed in four holes for a total of 2,159 metres. The holes targeted mineralization approximately 700 metres down-plunge of historic Mineral Resources. Three of the holes are now logged and all contain visible gold down-dip of shallower drilling.

Exploration drilling will concentrate on extending the Lantern and Prospect mineralized envelopes through the remainder of 2017.

19|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL REVIEW

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Revenue	$176,709	$100,825	$535,131	$272,440
Production costs	(66,497)	(41,309)	(220,032)	(132,198)
Royalty expense	(5,120)	(4,554)	(15,196)	(11,379)
Depletion and depreciation	(31,686)	(12,179)	(103,034)	(34,478)
Earnings from mine operations	73,406	42,783	196,869	94,385
Expenses
General and administrative expense*	(5,949)	(2,496)	(15,557)	(8,136)
Share based payments expense*	(1,012)	(442)	(3,250)	(1,348)
Transaction costs*	–	(1,833)	(397)	(3,367)
Exploration and evaluation	(16,866)	(4,689)	(37,745)	(9,772)
Care and maintenance	(4,874)	–	(14,054)	(20)
Earnings from operations	44,705	33,323	125,866	71,742
Other income (loss), net	21,289	(400)	22,568	(2,043)
Finance items
Finance income	404	228	1,597	572
Finance costs	(2,350)	(2,993)	(8,751)	(8,597)
Earnings before income taxes	64,048	30,158	141,280	61,674
Current income tax expense (recovery)	(11,976)	(1,825)	(30,397)	(3,109)
Deferred tax expense	(8,292)	(9,453)	(19,437)	(19,927)
Net earnings	$43,780	$18,880	$91,446	$38,638
Basic earnings per share	$0.21	$0.16	$0.44	$0.34
Diluted earnings per share	$0.20	$0.16	$0.44	$0.34

*General and administrative expense for Q3 and YTD 2017 (Q3 and nine months ended September 30, 2016) include general and administrative expenses of $5.9 million and $15.6 ($2.5 million and $8.1 million in 2016), respectively, share based payment expense of $1.0 million and $3.3 million ($0.4 million and $1.3 million in 2016), respectively and transaction costs of $nil and $0.4 million ($1.8 and $3.4 million in 2016), respectively.

For the three and nine months ended September 30, 2017, the Company reported earnings from mine operations of $73.4 million and $196.9 million, respectively, compared to $42.8 million and $94.4 million for the comparative periods in 2016. The increases reflect higher levels of revenue, which totaled $176.7 million and $535.1 million in Q3 2017 and YTD 2017, respectively, representing growth of 75% and 96% from the same periods in 2016. The increase in revenue for both periods resulted from the addition of the Company’s Australian operations following the completion of the Newmarket Arrangement on November 30, 2016. The Company’s Australian operations contributed $84.1 million and $251.9 million, respectively, to total revenue in Q3 2017 and YTD 2017. Revenue from the Company’s Canadian operations in Q3 2017 and YTD 2017 totaled $92.6 million and $283.3 million, respectively, which compared to $100.8 million and $272.4 million for the same periods in 2016. The change from Q3 2016 largely reflected a 5% reduction in gold sales, to 72,295 ounces, mainly reflecting the production contribution from the Holloway Mine in Q3 3016, with operations at the Mine being suspended in December 2016. For YTD 2017, revenue from Canadian operations was 4% higher, reflecting a 4% increase in gold sales, to 226,153 ounces, as higher gold sales from Macassa and Holt more than offset contribution to gold sales from Holloway in YTD 2016.

Production costs in Q3 2017 and YTD 2017 increased by 61% and 66%, respectively, totaling $66.5 million and $220.0 million compared to $41.3 million and $132.2 million for the same periods in 2016. The increases in costs were due to higher volumes and mining activity largely as a result of the Company’s acquisitions in 2016. In addition to higher production costs, other factors that partially offset the favourable impact of higher revenue on earnings from mine operations for both Q3 2017 and YTD 2017 included increased royalty expense and greater levels of depreciation and depletion expense, with both increases mainly the result of the acquisition of the Company’s Australian operations. The Australian operations have a 2% NSR on all gold production at Fosterville and the increase in depreciation and depletion was a result of the purchase price allocation related to the Newmarket’s acquisition resulting in higher mineral property and property, plant and equipment values, which are being amortized over the life of mine and over the life of the underlying assets.

20|P a g e

For the three and nine months ended September 30, 2017, the Company reported net earnings of $43.8 million ($0.21 per basic share) and $91.4 million ($0.44 per basic share), respectively, compared to $18.9 million ($0.16 per basic share) and $38.6 million ($0.34 per basic share) for the comparative periods in 2016. The increase in net earnings for both Q3 2017 and YTD 2017 largely related to higher earnings from mine operations (as discussed above). Also contributing to higher net earnings was significant other income recorded in Q3 2017 from a gain on marking-to-market the fair value of the Company’s Novo warrants, as well as the impact of transaction costs incurred in Q3 2016 and YTD 2016 related to the St Andrew acquisition in January 2016. Partially offsetting the favourable contribution to net earnings of these factors were significantly higher exploration and evaluation expenditures, increased general and administrative expenses, care and maintenance costs incurred in 2017 and higher share-based payment expense.

General and administrative expenses (excluding share-based payments expense and transaction costs) increased to $5.9 million and $15.6 million, respectively, for Q3 2017 and YTD 2017 compared to $2.5 million and $8.1 million for the same periods in 2016, reflecting the growth of the Company following the completion of two acquisitions in 2016.

Share-based payment expense of $1.0 million and $3.3 million, respectively, for Q3 2017 and YTD 2017 increased by $0.6 million and $2.0 million from the same periods in 2016. The increase was reflective of the granting of restricted-share units (“RSUs”) and performance-share units (“PSUs”) starting in Q3 2016 and going forward.

Exploration and evaluation expense in Q3 2017 and YTD 2017 totaled $16.9 million and $37.7 million, respectively, compared to $4.7 million and $9.8 million for the same periods in 2016. The increases reflected the Company’s strong commitment to exploration and to pursuing organic growth at current operations as well as at a number of attractive exploration targets. The results of exploration activities are outlined in further detail in the section “Growth and Exploration”.

Care and maintenance costs for Q3 2017 and YTD 2017 totaled $4.9 million and $14.1 million, respectively. The Company currently has three mines on care and maintenance, the Stawell Mine in Australia and Holloway Mine in Canada, were both transitioned to care and maintenance in December 2016. The Cosmo Mine in Australia was transitioned to care and maintenance effective June 30, 2017. The three mines are being maintained in a state of readiness with the intent of restarting operations in the future subject to establishing enhanced economics through exploration success.

Other income in Q3 2017 and YTD 2017 totaled $21.2 million and $22.6 million, respectively, which compared to other loss of $0.4 million and $2.0 million for the same periods in 2016. Included in other income for both Q3 2017 and YTD 2017 was $19.2 million related to a marked-to-market gain on fair valuing the Company’s 14,000,000 common share purchase warrants of Novo, acquired on September 6, 2017 as part of a private placement transaction. Each warrant entitles the Company to acquire one share of Novo at a price of C$6.00 until September 6, 2020, subject to certain acceleration rights held by Novo. Following completion of the private placement, the price of Novo common shares increased significantly and ended Q3 2017 with a closing price of C$6.34 per share. More information regarding the warrants is available in Note 11 to the Consolidated Financial Statements for the three and nine months ended September 30, 2017 and 2016.

Finance costs are consistent relative to the periods presented and relate to various financial instruments held by the Company, including the accretion of the convertible debentures and the costs associated with finance lease obligations. Finance income relates primarily to interest earned on excess cash held on account and is increased from the prior year as a result of the significant increase in cash from the prior period.

The provisions for current and deferred income tax expense were $20.3 million and $49.8 million for the three and nine months ended September 30, 3017, respectively, compared to $11.3 million and $23.0 million, respectively, for the same periods in 2016. The increase is consistent with higher earnings from mine operations in Q3 2017 and YTD 2017 compared to Q3 2016 and YTD 2016.

21|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND FINANCIAL CONDITION REVIEW

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at September 30, 2017, Kirkland Lake Gold had a positive working capital balance of $102.1 million, including a cash and cash equivalents balance of $210.5 million, which compares to a working capital of $92.3 million and cash and cash equivalents of $234.9 million at December 31, 2016. The strengthening of working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes, as well as the timing of sustaining capital outlays.

The Company’s 6% Debentures, with a face value of C$57.5 million, were redeemed from existing cash on their maturity date of June 30, 2017. The Company’s 7.5% Debentures have a carrying value of $48.9 million, a face value of C$69.1 million and a maturity date of December 31, 2017. The 7.5% Debentures are convertible into 4,532,846 common shares of the Company at a conversion price of C$13.70 per share. The Company continues to monitor the status of the 7.5% Debentures and has sufficient cash on hand to redeem them in the event they are not converted.

Cash Flow Analysis

Net cash outflows from financing activities during Q3 and YTD 2017 were $35.8 million and $83.9 million, respectively, which is largely due to the repayment of the 6% Debentures on their maturity date of June 30, 2017. In addition, $31.3 million of cash was used for the repurchase of common shares during Q3 2017 (see discussion below). Net cash outflows from financing activities for Q3 and YTD 2016 totaled $7.4 and $5.4 million, respectively.

Cash outflows from investing activities for Q3 and YTD 2017 were $96.9 million and $165.9 million, respectively, which compared to $12.4 million and $34.7 million, respectively for the same periods in 2016 Mineral property expenditures were $24.4 million and $69.5 million for the three and nine months ended September 30, 2017, respectively, and amounts of $10.9 million and $23.5 million were spent on capital equipment during those same periods in the prior year. In addition, the Company invested a total of $61.8 million in public and private entities. The most significant investment in Q3 2017 was the purchase of 14.0 million units of Novo through a private placement, which included one common share and one common share purchase warrant. In addition, the Company acquired 11.8 million common shares of Novo from Newmont Canada Fn Holdings ULC. The total investment in Novo amounted to $61.0 million (C$74.9) million. During Q2 2017, the Company also purchased 17.9 million shares Bonterra Resources Inc. for an aggregate purchase price of $6.9 million and 10.4 million units of Metanor Resources for a total investment of $5.6 million. At September 30, 2017, the Company had available for sale investments valued at $151.2 million.

The Company generated $66.8 million and $206.5 million, respectively, in cash flow from operations in Q3 and YTD 2017. For the same periods in 2016, cash flow from operations totaled $46.4 million and $118.5 million, respectively.

On May 15, 2017, the Company announced its intention to initiate a NCIB to buy back its common shares through the facilities of the TSX. Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX. The maximum number of common shares that can be purchased for cancellation pursuant to the NCIB is 15,186,571 common shares, representing 10% of the Company’s common shares in the public float as of May 11, 2017. The maximum number of shares that can be purchased on a daily basis, other than block purchase exceptions, is 294,727 common shares.

Purchases under the NCIB were commenced on May 17, 2017 and will be terminated the earlier of May 16, 2018 or the date on which the maximum number of common shares have been purchased.

During the nine months ended September 30, 2017, the Company purchased 3,889,900 common shares for cancellation under the NCIB, for $39.5 million (C$50.3 million). Subsequent to the period ended September 30, 2017, the Company purchased an additional 936,500 common shares for C$15.5 million. To date, the Company has purchased an aggregate of 4,826,400 common shares pursuant to the NCIB and all shares purchased pursuant to the NCIB have been tendered for cancellation. As at the date hereof, a balance of 10,360,171 common shares remain available for purchase under the NCIB.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2017, the Company did not have any off-balance sheet items.

22|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION

Outstanding Share Information

	As at September 30, 2017	Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	207,557,313	-

Issued: Convertible debenture – 7.5% p.a. – principal remaining	C$62.1 million	C$13.70
Issued: Stock options	1,923,118	C$6.67
Issued: Restricted share units	364,263	-
Issued: Performance share units	354,081	-

Terms of the Company’s equity incentive plans are outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2016 and are further set out in the Company’s management information circular dated April 7, 2017 filed on SEDAR.

The 6% Debentures matured on June 30, 2017 and were redeemed by the Company in cash. The 7.5% Debentures mature on December 31, 2017. If the holders of the 7.5% Debentures elected to convert to common shares of the Company, the Company would be required to issue 4,532,846 common shares in fulfillment of the terms of the 7.5% Debentures.

QUARTERLY INFORMATION

The consolidated results presented below include the results of operations for St Andrew from January 26, 2016 and Newmarket from November 30, 2016. Accordingly, results prior to January 26, 2016 only include operations of Old Kirkland Lake Gold. The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim condensed consolidated financial statements for each of the periods considered below and for the year ended December 31, 2016.

2017	2016
		Three months ended
(in thousands except per share amounts)	September 30	June 30	March 31	December 31
Revenue	$176,709	$189,894	$168,528	$134,225
Earnings before income taxes	$64,048	$52,294	$24,957	$11,194
Net earnings	$43,780	$34,552	$13,133	$3,076
Net earnings per share (basic)	$0.21	$0.17	$0.06	$0.02
Net earnings per share (diluted)	$0.20	$0.16	$0.06	$0.02

		2016		2015
		Three months ended		Two months ended
(in thousands except per share amounts)	September 30	June 30	March 31	December 31
Revenue	$100,825	$91,689	$79,925	$27,860
Earnings before income taxes	$30,158	$17,016	$14,894	$1,887
Net earnings	$18,880	$10,642	$9,510	$609
Net earnings per share (basic)	$0.16	$0.09	$0.09	$0.01
Net earnings per share (diluted)	$0.16	$0.09	$0.09	$0.01

23|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company changed its fiscal year end from April 30 to December 31 during 2015. As such for comparative purposes the 2015 prior period quarters will consist of a two-month period end December 31, 2015.

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

Revenue and earnings during the previous eight quarters were largely influenced by the timing of the Company’s acquisitions over the period. Revenue increased from $27.9 million at December 31, 2015 to $79.9 million for the three months ended March 31, 2016, largely reflecting the completion of the St. Andrew Arrangement on January 26, 2016. Through the St. Andrew Arrangement, the Company acquired the Holt, Holloway and Taylor mines in Northern Ontario. Revenue increased from $100.8 million for the quarter ended September 30, 2016 to $134.2 million for the quarter ended December 31, 2016, partially reflecting the completion of the Newmarket Arrangement on November 30, 2016 through which the Company acquired the Fosterville, Cosmo and Stawell mines in Australia. Revenue increased to $168.5 million in the first quarter of 2017, representing the first full quarter of production from the Company’s acquired Australian operations.

Revenue for YTD 2017 increased to $535.1 million from $272.4 million for the same period in 2016, mainly reflecting the addition of the Company’s Australian assets during the fourth quarter of 2016. Revenue from the Company’s Canadian operations YTD in 2017 increased to $283.3 million from $272.4 million YTD in YTD 2016 mainly reflecting the impact of higher gold sales at Macassa.

COMMITMENTS AND CONTINGENCIES

The Company’s commitments and contingencies have not significantly changed from the year ended December 31, 2016, for additional disclosures refer to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

RELATED PARTY TRANSACTIONS

There were no related party transactions for the three-month period ended September 30, 2017.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

Useful Life of Plant and Equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the three and nine months ended September 30, 2017 and 2016.

Estimation of Reserves and Resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense and the determination of the timing of rehabilitation provision costs as well as in the impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

24|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Deferred Income Taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of Assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental Rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2016. The following outlines the new accounting policies adopted by the Company effective January 1, 2017 and those new standards and interpretations not yet adopted by the Company.

Basis of Presentation – Change in Reporting Currency

Following the business combination with Newmarket, the Company retrospectively changed its reporting currency from Canadian dollars to U.S. dollars with effect from the year ended December 31, 2016. The functional currencies of the Company’s various subsidiaries – functional currencies referring to the currencies of the primary economic environments in which underlying businesses operate remain unchanged.

25|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes in Accounting Policies

The Company has adopted the following amendments to accounting standards, along with any consequential amendments, effective January 1, 2017. These changes were made in accordance with the applicable transitional provisions.

IAS 12, Income Taxes

The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of a reporting period, and is not affected by possible future changes in the carrying amount or expected recovery of the asset. The amendments to the standards have no impact on the condensed interim consolidated financial statements.

New Standards and Interpretations Not Yet Adopted

IAS 7, Statement of Cash Flows

The IASB issued amendments to IAS 7, Statement of Cash flows (“IAS 7”), in January 2016. The amendments are effective for annual periods beginning on or after January 1, 2017. This amendment requires disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash and non-cash changes. The amendments to the standard had no impact on the condensed interim consolidated financial statements.

IFRS 9, Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets – fair value through other comprehensive income; (ii) a single, forward-looking “expected loss” impairment model, and (iii) a mandatory effective date for IFRS 9 of annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has made progress in its implementation of IFRS 9, however, has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 annual consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 annual consolidated financial statements.

IFRS 16, Leases

In January 2016, the IASB issued the IFRS 16, Leases (“IFRS 16”) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently in the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

26|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRIC 22, Foreign Currency Transactions and Advance Consideration

On December 8, 2016, the IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration. The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the Interpretation to have a material impact on the financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company does not expect the Interpretation to have a material impact on the financial statements.

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. Free cash flow is calculated by deducting capital cash spending (capital expenditures for the period, net of expenditures paid through finance leases) from cash flows from operations.

The Company discloses free cash flow as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is cash flows generated from operations.

Free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

		Three months ended		Nine months ended September 30,
(in thousands, except per share amounts)	September 30, 2017	September 30, 2016	June 30, 2017	2017	2016
Cash flow generated from operations	$66,829	$46,427	$71,027	$206,461	$118,525
Mineral property additions	(24,435)	(14,738)	(21,584)	(69,459)	(41,472)
Property, plant and equipment (1)	(10,863)	(5,533)	(4,686)	(23,549)	(8,468)
Free cash flow	$31,531	$26,156	$44,757	$113,453	$68,585

(1) Excludes finance lease additions

Operating Cash Costs and Operating Cash Costs per Tonne and Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash costs per tonne of ore produced is calculated by dividing operating cash costs to tonnes milled; operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

27|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

AISC and AISC per Ounce Sold

AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital (capital required to maintain current operations at existing levels), corporate expenses, underground exploration expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three and nine months ended September 30, 2017 and 2016 and the three and six months ended June 30, 2017:

28|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended September 30, 2017
						Total			Total
	Holt	Holloway	Taylor	Holt Mine	Macassa		Fosterville	Cosmo		General and	Total
						Canadian			Australian
	Mine	Mine	Mine	Complex	Mine		Mine	Mine		Administrative	Consolidated
(in thousands, except per ounce amounts)						Operations			Operations
Production costs	$11,055	$–	$7,813	$18,868	$23,225	$42,093	$18,583	$5,821	$24,404	$–	$66,497
Share based payment expenses	(12)	–	–	(12)	(44)	(56)	–	–	–	–	(56)
PurchasePriceAllocation(1)	–	–	–		–	–	–		–		–
Operating cash costs	11,043	–	7,813	18,856	23,181	42,037	18,583	5,821	24,404	–	66,441
Royalties	2,135	–	222	2,357	1,179	3,536	1,584	–	1,584	–	5,120
Share based payment expenses	12	–	–	12	44	56	–	–	–	1,012	1,068
Rehabilitation accretion	37	–	9	46	20	66	4	(41)	(37)	–	30
General and administrative costs	–	–	–	–	–	–		–	–	5,566	5,566
Minedevelopment(2)	2,085	–	1,897	3,982	7,820	11,802	7,656	246	7,902	–	19,704
Plant and equipment	2,851	–	2,244	5,095	5,161	10,256	8,351	–	8,351	–	18,607
AISC	18,163	–	12,185	30,348	37,405	67,753	36,178	6,026	42,204	6,578	116,536
Ounces of gold sold	16,280	2	11,558	27,840	44,456	72,296	62,998	2,614	65,612	–	137,908
Operating cash cost per ounce sold	$678	$–	$676	$677	$521	$581	$295	$2,227	$372	$–	$482
All–in sustaining costs($/oz sold)	$1,116	$–	$1,054	$1,090	$841	$937	$574	$2,305	$643	$–	$845

Nine months ended September 30, 2017

	Holt	Holloway	Taylor	Holt Mine	Macassa	Total	Fosterville	Cosmo	Total	General and	Total
						Canadian			Australian
	Mine	Mine	Mine	Complex	Mine		Mine	Mine		Administrative	Consolidated
(in thousands, except per ounce amounts)						Operations			Operations
Production costs	$33,312	$1,033	$21,357	$55,702	$74,101	$129,803	$52,863	$37,366	$90,229	$–	$220,032
Share based payment expenses	(14)	–	(18)	(32)	(183)	(215)	(138)	–	(138)	–	(353)
Purchase Price Allocation(1)	–	–	–	–	–	–	(2,630)	–	(2,630)		(2,630)
Operating cash costs	33,298	1,033	21,339	55,670	73,918	129,588	50,095	37,366	87,461	–	217,049
Royalties	6,142	32	639	6,813	4,002	10,815	4,381	–	4,381	–	15,196
Share based payment expenses	14	–	18	32	183	215	138	–	138	3,250	3,603
Rehabilitation accretion	107	3	27	137	–	137	43	8	51	–	188
General and administrative costs	–	–	–	–	–	–	–	–	–	14,096	14,096
Mine development(2)	6,531	–	5,123	11,654	22,727	34,381	23,641	5,467	29,108	–	63,489
Plant and equipment	3,132	–	2,906	6,038	14,344	20,382	10,990	1,201	12,191	–	32,573
AISC	49,224	1,068	30,052	80,344	115,174	195,518	89,288	44,042	133,330	17,346	346,194
Ounces of gold sold	47,002	1,773	34,126	82,900	143,254	226,154	178,315	22,490	200,805	–	426,959
Operating cash cost per ounce sold	$708	$583	$625	$672	$516	$573	$281	$1,661	$436	$–	$508
All–in sustaining costs($/oz sold)	$1,047	$602	$881	$969	$804	$865	$501	$1,958	$664	$–	$811

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.
(2)	Mine development excludes certain items regarded as capital growth spending.

29|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended September 30, 2016
	Holt	Holloway	Taylor	Holt Mine	Macassa	Total Canadian	General and	Total
(in thousands, except per ounce amounts)	Mine	Mine	Mine	Complex	Mine	Operations	Administrative	Consolidated
Production costs	$8,108	$5,167	$4,300	$17,575	$23,734	$41,309	$–	$41,309
Share based payment expenses	–	–	–	–	(104)	(104)	–	(104)
Depletion and depreciation	–	–	–	–	–	–	–	–
Royalties	–	–	–	–	–	–	–	–
Purchase Price Allocation(1)	–	–	–	–	–	–	–	–
Operating cash costs	8,108	5,167	4,300	17,575	23,630	41,205	–	41,205
Royalties	1,991	807	151	2,949	1,605	4,554	–	4,554
Share based payment expenses	–	–	–	–	104	104	338	442
Rehabilitation accretion	36	8	9	53	34	87	–	87
Underground mine drilling	–	218	221	439	633	1,072	–	1,072
General and administrative costs(2)	–	–	–	–	–	–	2,022	2,022
Mine development(3)	2,898	588	1,561	5,047	8,878	13,925	–	13,925
Plant and equipment	2,541	1,541	1,850	5,932	4,836	10,768	–	10,768
AISC	15,574	8,329	8,092	31,995	39,720	71,715	2,360	74,075
Ounces of gold sold	14,735	6,989	11,332	33,056	43,283	76,339	–	76,339
Operating cash cost per ounce sold	$550	$739	$379	$532	$546	$540	$–	$540
All–in sustaining costs($/oz sold)	$1,057	$1,192	$714	$968	$918	$939	$–	$970

Nine months ended September 30, 2016
	Holt	Holloway	Taylor	Holt Mine	Macassa	Total Canadian	General and	Total
(in thousands, except per ounce amounts)	Mine	Mine	Mine	Complex	Mine	Operations	Administrative	Consolidated
Production costs	$28,327	$15,834	$16,435	$60,596	$71,602	$132,198	$–	$132,198
Share based payment expenses	–	–	–	–	(201)	(201)	–	(201)
Depletion and depreciation	–	–	–	–	–	$0		$0
Royalties	–	–	–	–	–	$0		$0
Purchase Price Allocation(1)	(1,363)	(114)	(1,852)	(3,329)	–	(3,329)	–	(3,329)
Operating cash costs	26,964	15,720	14,582	57,268	71,401	128,668	–	128,668
Royalties	5,067	1,686	420	7,174	4,205	11,379	–	11,379
Share based payment expenses	–	–	–	–	201	201	1,348	1,549
Rehabilitation accretion	95	21	24	141	89	230	–	230
Underground mine drilling	–	430	464	894	1,892	2,786	–	2,786
General and administrative costs(2)	–	–	–	–	–	–	5,278	5,278
Mine development(3)	7,912	1,187	4,658	13,757	26,320	40,077		40,077
Plant and equipment	3,238	1,686	1,894	6,818	8,074	14,892	–	14,892
AISC	43,276	20,730	22,042	86,051	112,181	198,233	6,626	204,859
Ounces of gold sold	41,550	17,128	33,672	92,350	125,442	217,792	–	217,792
Operating cash cost per ounce sold	$649	$918	$433	$621	$569	$591	$–	$591
All–in sustaining costs($/oz sold)	$1,042	$1,210	$655	$932	$894	$910	$–	$940

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.
(2)	General and administration costs are net of finance and certain other income items.
(3)	Mine development excludes certain items regarded as capital growth spending.

30|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended June 30, 2017

						Total			Total
	Holt	Holloway	Taylor	Holt Mine	Macassa		Fosterville	Cosmo		General and	Total
						Canadian			Australian
	Mine	Mine	Mine	Complex	Mine		Mine	Mine		Administrative	Consolidated
(in thousands, except per ounce amounts)						Operations			Operations
Production costs	$11,390	$146	$6,580	$18,116	$23,815	$41,931	$15,284	$15,711	$30,995	$–	$72,926
Share based payment expenses	(5)	–	(6)	(11)	(43)	(54)	–		–	–	(54)
Purchase Price Allocation(1)				–	–	–	–		–		–
Operating cash costs	11,385	146	6,574	18,105	23,772	41,877	15,284	15,711	30,995	–	72,872
Royalties	1,937	13	209	2,159	1,531	3,690	1,719	–	1,719	–	5,409
Share based payment expenses	5	–	6	11	43	54	–		–	1,080	1 ,134
Rehabilitation accretion	35	–	9	44	19	63	7	9	15	–	79
General and administrative costs	–	–	–	–	–	–	–	–	–	4,123	4,123
Mine development(2)	1,230	–	1,513	2,743	7,536	10,279	8,474	1,672	10,146	–	20,425
Plant and equipment	104	–	427	531	3,883	4,414	1,434	409	1,843	–	6,257
AISC	14,696	159	8,739	23,594	36,785	60,378	26,918	17,800	44,718	5,203	110,298
Ounces of gold sold	14,796	46	11,108	25,950	46,386	72,336	69,337	9,535	78,872	–	151,208
Operating cash cost per ounce sold	$769	$0	$0	$698	$512	$579	$220	$1,648	$393	$–	$482
All–in sustaining costs ($/oz sold)	$993	$3,457	$787	$909	$793	$835	$388	$1,867	$567	$–	$729

Six months ended June 30, 2017
						Total			Total
	Holt	Holloway	Taylor	Holt Mine	Macassa		Fosterville	Cosmo		General and	Total
						Canadian			Australian
	Mine	Mine	Mine	Complex	Mine		Mine	Mine		Administrative	Consolidated
(in thousands, except per ounce amounts)						Operations			Operations
Production costs	$22,246	$1,033	$13,544	$36,823	$50,831	$87,654	$34,334	$31,547	$65,881	$–	$153,535
Share based payment expenses	(12)	–	(9)	(21)	(138)	(159)	(138)	–	(138)	–	(297)
PurchasePriceAllocation(1)	–	–	–	–	–	–	(2,630)	–	(2,630)	–	(2,630)
Operating cash costs	22,234	1,033	13,535	36,802	50,693	87,495	31,566	31,547	63,113	–	150,608
Royalties	4,006	32	417	4,455	2,824	7,279	2,797	–	2,797	–	10,076
Share based payment expenses	12	–	9	21	138	159	138	–	138	2,238	2,535
Rehabilitation accretion	70	3	18	91	38	129	39	48	86	–	215
General and administrative costs	–	–	–	–	–	–	37	–	37	8,474	8,511
Mine development(2)	4,446	–	3,226	7,672	14,907	22,579	15,985	5,221	21,206	–	43,785
Plant and equipment	281	–	662	943	9,183	10,126	2,639	1,201	3,840	–	13,966
AISC	31,049	1,068	17,868	49,984	77,783	127,767	53,201	38,017	91,217	10,712	229,697
Ounces of gold sold	30,722	1,771	22,568	55,060	98,798	153,858	115,317	19,934	135,251	–	289,109
Operating cash cost per ounce sold	$724	$583	$600	$668	$513	$569	$274	$1,583	$467	$–	$521
All–in sustaining costs($/oz sold)	$1,011	$603	$792	$908	$787	$830	$461	$1,907	$674	$–	$794

31|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

		Three months ended		Nine months ended September 30,
	September 30, 2017	September 30, 2016	June 30, 2017	2017	2016
Revenue from gold sales (in thousands)	$176,709	$100,825	$189,894	$535,131	$272,440
Ounces sold	137,908	76,339	151,208	427,017	217,792
Average realized price per ounce sold	$1,281	$1,321	$1,256	$1,253	$1,251

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other non-recurring items. Adjusted basic net earnings per share is calculated using the weighted average number of shares outstanding under the basic method of loss per share as determined under IFRS.

	Three months ended			Nine months ended September 30,
(in thousands, except per share amounts)	September 30, 2017	September 30, 2016	June 30, 2017	2017	2016
Net earnings	$43,780	$18,880	$34,552	$91,446	$38,638
Gain on warrant investment	($14,126)	-	-	($14,126)	-
Transaction costs	-	1,833	-	397	3,367
PPA adjustment on inventory (1)	-	-	-	2,630	-
Severance payments	383	474	1,078	1,461	1,624
Adjusted net earnings	$30,037	$21,187	$35,630	$81,808	$43,629
Weighted average shares outstanding - basic ('000s)	208,149	116,169	209,313	207,334	112,755
Adjusted net earnings per share - basic	$0.14	$0.18	$0.17	$0.39	$0.39

(1) Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA to the consolidated financial statements:

		Three months ended		Nine months ended September 30,
(in thousands, except per share amounts)	September 30, 2017	September 30, 2016	June 30, 2017	2017	2016
Net earnings	$43,780	$18,880	$34,552	$91,446	$38,638
Add back:
Finance costs	$2,350	$2,993	$3,102	$8,751	$8,597
Depletion and depreciation	$31,686	$12,179	$35,889	$103,034	$34,478
Current income tax expense	$11,976	$1,825	$12,776	$30,397	$3,109
Deferred income tax expense	$8,292	$9,453	$4,966	$19,437	$19,927
EBITDA	$98,084	$45,330	$91,285	$253,065	$104,749

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

32|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the consolidated Statements of Financial Position as follows:

	As at	As at
(in thousands)	September 30, 2017	December 31, 2016
Current assets	$275,027	$289,886
Current liabilities	172,931	197,579
Working capital	$102,096	$92,307

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Kirkland Lake Gold’s management, including the CEO and CFO, have as at September 30, 2017, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim or annual filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Control over Financial Reporting

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

33|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Kirkland Lake Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Kirkland Lake Gold adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) revised 2013 Internal Control Framework for the design of its Internal Control over Financial Reporting (‘ICFR’). In accordance with National Instrument 52-109, the evaluation of disclosure controls and procedures (‘DC&P’) and ICFR under COSO’s 2013 Internal Control Framework was carried out under the supervision of and with the participation of management, including Kirkland Lake Gold’s CEO and CFO. For the three-month period ended September 30, 2017, the CEO and CFO have designed or caused to be designed DC&P and ICFR to provide reasonable assurance regarding the reliability of information disclosed in its quarterly financial statements.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There have been no changes in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2017, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2016 Annual Information Form and the Company’s MD&A for the period ended December 31, 2016 filed on SEDAR.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, the ability to obtain the necessary permits in connection with the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

34|P a g e

Q3 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President, Australian Operations. Mr. Rocque and Mr. Holland are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

35|P a g e